December 12, 2014

Ms. Stacie D. Gorman

Senior Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Algodon Wines & Luxury Development Group, Inc.

Amendment No. 4 to Registration Statement on Form 10-12(g)

Filed October 23, 2014

File No. 000-55209

Dear Ms. Gorman:

Algodon Wines & Luxury Development Group, Inc. (“AWLD”) received your correspondence dated November 19, 2014 offering comments on AWLD’s Amendment No. 4 to Form 10 as filed with the SEC on October 23, 2014 (the “Form 10”) and AWLD’s letter to the SEC dated September 12, 2014. This letter responds to your comments listed in your November 19, 2014 letter. We have repeated your comments in italics and then provided our response below each comment.

General

Comment No. 1           Please also revise to affirmatively disclose that the company has not developed an alternative operational plan in the event that Mr. Mathis is disqualified by FINRA, consistent with your response to comment 4 in our letter dated September 29, 2104.

Response:           We have updated our disclosure at pages 15, 33, 59, F-30, and F-49 of Amendment No. 5 to the Form 10 to affirm that the Company has not developed an alternative operational plan in the event that Mr. Mathis is disqualified by FINRA. Any material updates in the future will be provided in our reports as required to be filed under the Securities Exchange Act of 1934.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Six months ended June 30, 2014 compared to six months ended June 30, 2013, page 34

Comment No. 2           We note your revised disclosure in response to comment 7 from our letter dated September 29, 2014. Please provide the same disclosure for all periods presented, to the extent that the exchange rate resulted in material variations from prior period operations.

Response:           We have updated the company’s financial information in the Amendment No. 5 to the Form 10 to reflect the period ended September 30, 2014 and have included the unaudited financial statements. With respect to this comment we have provided this information for the three months ended September 30, 2014 and September 30, 2013, the nine months ended September 30, 2014 and September 30, 2013, and the fiscal year ended December 31, 2012 and December 31, 2013 at pages 34, 35, and 36 of Amendment No. 5 to the Form 10.

United States Securities and Exchange Commission

December 12, 2014

In addition, we have provided this information relating to this comment in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

In responding to your comments, AWLD acknowledges that:

•	AWLD is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AWLD may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Algodon Wine & Luxury Development Group, Inc.

/s/ Scott L. Mathis

By: Scott L. Mathis

President & CEO

cc:	Victoria B. Bantz, Esq.

Eric S. Hutner, Esq.

Herrick K. Lidstone, Jr., Esq.